U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2014

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2014 and to discuss its recent corporate developments.

DEHAIER MEDICAL SYSTEMS LIMITED

FORM 6-K

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Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. In this report, the terms “we,” “the Company” and “our” refer to Dehaier Medical Systems Limited, a British Virgin Islands company (“Dehaier”), Beijing Dehaier Technology Company Limited, our variable interest entity in the People’s Republic of China (“BTL”) and Beijing Dehaier Medical Technology Company Limited, our operating subsidiary in the People’s Republic of China (“BDL”). This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

This section should be read together with the condensed consolidated financial statements and related notes thereto attached as an exhibit to this report on Form 6-K.

Overview

Our company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to obstructive sleep apnea syndrome (“OSAS”) since 2010.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We also distribute medical products designed and manufactured by other companies. We broaden our product portfolio through distribution agreements with international manufacturers, and most of the products we distribute are imported. Our distribution offerings are mostly medical equipment used in the operating room, the intensive care unit (“ICU”) and the emergency room.

While we sell our products primarily through distributors, we also make direct sales to hospitals, clinics and government health bureaus. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

Recent Business Developments

•	In January 2014, the Company received approval from the Chinese State Food and Drug Administration for its second generation DHR998 Sleep Diagnostic Device and received an A-Credit rating from Beijing Zhongguancun Enterprises Credit Promotion Association.
•	In February 2014, Timesco renewed the Company’s exclusive right to distribute Timesco’s CLX laryngoscope products.
•	In February 2014, the Company entered into a securities purchase agreement with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. After payment of expenses, the Company received approximately $6.1 million in net proceeds. In addition, warrants to purchase 220,410 common shares in the aggregate were issued to the investors. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $2.7 million. The Company closed the transaction on February 26, 2014.
•	In April 2014, the Company appointed Huili (Alisa) Li as its new Chief Financial Officer and as a Director, in both cases to replace Mr. Jingli (Charles) Li, who resigned on April 8, 2014.
•	In April 2014, the Company served as the exclusive product-appointed distribution agent for some of the world's leading medical companies such as Olympus (Beijing) Sales & Services Co., Ltd. in bidding for multiple key account projects funded by the Chinese government.
•	In June 2014, the Company (i) received approval from the China Food and Drug Administration (“CFDA”) for its Morpheus Ox software, (ii) obtained a software copyright certificate for its Tele-Consultation Management System V1.0 from China’s State Copyright Bureau and (iii) received a software product registration and test report from the Software Testing Center of China’s State Information Center.

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Growth Strategies

We plan to continue developing sleep respiratory business by marketing and expanding the OSAS diagnosis, CPAP products and post-treatment evaluation services in different domestic public hospitals and private medical examination centers leveraging our well-established distribution network resources.

We plan to build our brand name domestically as both a distributor and a trusted partner by leveraging our relationships with healthcare professionals, agents and other downstream distributors, maintaining and expanding our customer base, promoting steady business growth and strengthening our network resources.

We plan to broaden the portfolio of products we distribute for other companies by cooperating with additional internationally recognized medical equipment manufacturers. We also intend to take advantage of our well-established distribution network to grow sales revenues. By actively participating in state-level healthcare equipment procurement programs, we will continue to expand our key account business and build a higher level of contact and relationships with the government and other healthcare industrial insiders.

We will establish an accurate, efficient and innovative sleep diagnostic system by developing advanced technologies and focusing on research and development of proprietary products. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

We will continue to expand into overseas markets and establish a distribution network, through distribution agreements, OEM partnerships and direct sales force efforts. We will build our brand name by actively participating in international trade shows and other marketing activities. To the extent we have adequate demand for our proprietary products abroad, we will continue seeking regulatory approvals to sell these products in the United States and Europe.

Results of Operations

Overview

For the six ended June 30, 2014 and 2013, our total revenues amounted to approximately $6.28 million and $8.33 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. While we continuously developed our traditional medical device sales and actively participated key account procurement projects, during the past six months, we continued to shift the focus of our business to the sleep respiratory solution for OSAS. We officially received the fourth certification from CFDA for our sleep respiratory analysis and diagnosis software in early June 2014 when we officially launched sales of our sleep respiratory diagnosis system nationwide. In early October we completed delivery and installation of our first batch of systems to sleep medical centers, respiration departments, ENT departments in twenty-eight hospitals and private medical examination centers located in Beijing, Shanghai, Tianjin cities and Hebei, Henan, Shandong and Gansu provinces, serving OSAS patients. Although our revenues and net income are lower than that during the same period in 2013 mainly due to the transition of business strategies, we expect our sleep respiratory business will contribute significant growth to our revenues as sales and marketing strategies of the business fully start to executed.

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our sales revenues and net income are:

•	our ability to position our products in different markets, including our recent efforts to sell our products to 3A hospitals and other healthcare facilities nationwide;

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•	our ability to price our products at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

•	new products introduced by us as well as our competitors; The introduction of new products by our competitors may lead to decrease in sales and market share of our products, or force us to sell our products at reduced prices or margins.

•	our ability to carry out our new business initiatives effectively; As we continue to invest heavily in research and development projects and new business lines, including our new entry into the sleep respiratory business, we may have difficulty carry out strategy effectively from time to time due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from these new business initiatives.

•	our ability to attract and retain distributors and key customers;

•	our ability to retain key employees, including our Chairman and Chief Executive Officer, Mr. Ping Chen, and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe play a vital role in our new business initiatives;

•	our capability of gathering and analyzing market data, such as market capacity, new market trend, market share, and competitive landscape;

•	our ability to establish, promote, and maintain public relations image of our Company and product brands;

•	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation;

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013.

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Revenues

Our total revenues decreased by 24.60% from $8.33 million for the six months ended June 30, 2013 to $6.28 million for the six months ended June 30, 2014. In the first half of 2014, the sales growth reduced mainly due to the influence of increasingly challenging markets and new competitors. We continue to reduce resources invested in its traditional medical device business and allocate additional resources to develop the sleep respiratory business as we furthered restructure our business development strategies. During the first half of 2014, revenue from our key account business continued growth and our sleep respiratory business has achieved some results. Our management believes that sleep respiratory business will become an important growth factor of the Company in the near future

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Cost of Revenues

Our cost of revenues decreased by 17.44% from $5.06 million for the six months ended June 30, 2013 to $4.18 million for the six months ended June 30, 2014. The decrease of our cost of revenues was slower than the decrease of our revenues. The cost of revenue reduction is due to the gradual reduction on parts of traditional medical device business and uncompetitive product sales due to strategic restructure.

Gross Profit

Our gross profit decreased from $3.27 million in the six months ended June 30, 2013 to $2.10 million in the same period of 2014. Generally, the gross margin decreased from 39.23% in 2013 to 33.45% in the same period of 2014 due to the faster decrease in revenue than cost and gradual reduction on parts of traditional medical device business and sales of uncompetitive products due to strategic restructure. Our Management believes the Company’s gross margin is likely to grow with the development of our sleep respiratory business and key account business over the near term.

SG&A Expenses

Our operating expenses increased by 50.79% from $1.43 million for the six months ended June 30, 2013 to $2.16 million for the six months ended June 30, 2014. The most significant components of our six months operating expenses are general and administrative expenses and selling expenses which are discussed below:

SG&A Expenses—General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, stock based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Our general and administration expenses increased by 85.17% from $0.87 million for six months ended June 30, 2013 to $1.61 million for the six months ended June 30, 2014, mainly due to the increase of investment on research and development expense of sleep respiratory business and the increase of professional service fees.

We expect our general and administration expenses to increase in the near future as a result of further R&D expenditures to maintain the competitive advantage of our respiratory sleep business.

SG&A Expenses - Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses decreased by 2.10% from $0.56 million for the six months ended June 30, 2013 to $0.55 million for the six months ended June 30, 2014. The reduction of selling expenses was mainly because the Company strengthened the cooperation with government and focused on the key account business which occurred relatively less expense. The reduction in selling expense also resulted from the improvement in operating efficiency as we reduced the expenses of attending medical device exhibitions and we encouraged our sales staff to maintain business relationships with distributors and clients via telephone rather than in-person business meetings where possible.

Along with the Company shifting growth strategies, we believe selling expenses will increase as we strengthen our distribution network, deepen our partnership with customers and expand market share of our sleep respiratory business which we believe will generate a significant portion of our revenue stream in the future.

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Operating Income

As a result of the foregoing, we generated operating income of approximately $0.03 million in the six months ended June 30, 2014, compared to approximately $1.91 million in the same period of 2013. Operating income decreased by 98.38%, mainly because of the reduced revenues and the increased general and administrative expenses.

Taxation

Our income tax expense was approximately $0.12 million in the six months ended June 30, 2014, compared to approximately $0.31million in the same period of 2013, primarily due to the decrease in our taxable income.

 Change in fair value of warrants liability

The fair value of warrants liability decreased approximately $1.53 million in the six months ended June 30, 2014, compared to an increase of approximately $4,413 in the same period of 2013, primarily due to the change of stock price which created income for the six months ended June 30, 2014 and a loss for the six months ended June 30, 2013.

Net Income

Our net income was approximately $1.38 million in the six months ended June 30, 2014, compared to approximately $1.52 million in 2013, a decrease by 9.31%, mainly because of the decrease of revenues. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $1.40 million and $1.53 million in the six months ended June 30, 2014 and 2013, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2014, we had $4,276,136 cash and cash equivalents. As a result of the total cash activities, net cash increased by $1,683,191 during the six months ended June 30, 2014, mainly from the proceeds from the issuance of common stock. We believe that our currently available working capital of $34,045,057, including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent we engage in acquisitions or other business expansion in the future, we will need to rely on a variety of sources of funding, including but not limited to operating cash and debt or equity financings.

Operating Activities

Net cash provided by operating activities was $376,924 for the six months ended June 30, 2014, as compared to $1,075,079 used in operating activities for the same period in 2013. The reasons for this change are mainly as follows:

(i)	For the six months ended June 30, 2014, inventories increased by $1,986,022, while in the same period of 2013, inventories increased by $18,953. This incremental increase of $1,967,069 in inventories was mainly due to the stored sleep respiratory diagnosis and analysis systems and workstations for the sleep respiratory business.
(ii)	For the six months ended June 30, 2014, change in fair value of warrants liability decreased by $1,527,835, while in the same period of 2013, it increased by $4,413. This incremental decrease of $1,532,248 in change in fair value of warrants liability is mainly due to the change in stock price.
(iii)	For the six months ended June 30, 2014, other receivables increased by $1,567,908, while in the same period of 2013, other receivables decreased by $215,084. This incremental increase of $1,782,992 in other receivables is mainly due to the expenditure of short-term borrowings, and contract deposits for large contracts, and we have enhanced the collection of contract deposits.

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(iv)	For the six months ended June 30, 2014, accounts receivable increased by $36,590, while in the same period of 2013, accounts receivable increased by $812,221. This difference of $775,631 was attributable to the reduction of traditional medical devices sales which need to collect the payment until the expiration of the contract, and strengthen of the collection management and the better credit terms and prices provided to our customers for pursuing sales contracts.
(v)	For the six months ended June 30, 2014, prepayments and other current assets decreased by $3,156,478, while in the same period of 2013, it increased by $3,268,571. This difference is mainly due to purchase reduction of spare parts of medical device and equipment due to reduced sales.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2014 was $4,726,762, compared to $1,115,276 for the same period of 2013. The increase is mainly attributable to more capital expenditures for sleep respiratory diagnosis and analysis system and equipment.

Financing Activities

For the six months ended June 30, 2014, we repaid $2,948,700 of short-term borrowings and entered into two new loan agreements for $2,944,000. The net cash proceeds received from issuance of common stock in February 2014, after deducting underwriter commission and other associated fees, were $6,066,546. The net amount provided by financing activities was $6,061,846 at June 30, 2014.

Capital Expenditures

We made capital expenditures of approximately $4.73 million and $1.12 million in the first half year of 2014 and 2013, respectively. In 2013, our capital expenditures were mainly used to purchase machinery for our product line, while in 2014 our capital expenditures were mainly used to sleep respiratory diagnosis and analysis system and equipment.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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Exhibits

The following documents are filed or furnished herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2014 and 2013 (1)

99.2	Press release dated October 17, 2014 (1)

101.INS	XBRL Instance Document (2)

101.SCH	XBRL Taxonomy Extension Schema Document (2)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (2)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (2)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (2)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (2)

(1)	Filed herewith.
(2)	Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

October 17, 2014	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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